SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      CALIFORNIA COASTAL COMMUNITIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)

                                    129915203
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP NO.  129915203
________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     DANIEL R. TISCH
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           512,300
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         512,300
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     512,300
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.1%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________


                                Page 2 of 5 Pages

ITEM 1(A) Name of Issuer:

          California Coastal Communities, Inc. (the "Issuer")

ITEM 1(B) Address of Issuer's Principal Executive Offices:

                 6 Executive Circle, Suite 250
                 Irvine, California  92614

ITEM 2(A) Name of Person Filing:

          Daniel R. Tisch ("Mr. Tisch")

ITEM 2(B) Address of Principal Business Office or, if none, Residence:

                 Mentor Partners, L.P.
                 500 Park Avenue
                 New York, New York  10022

ITEM 2(C) Citizenship:

          Mr. Tisch is a United States citizen.

ITEM 2(D) Title of Class of Securities:

          Common stock, par value $0.05 par value (the "Common Stock")

ITEM 2(E) CUSIP Number:

          129915203

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:  N/A

          (a) |_| Broker or Dealer registered under Section 15 of the Exchange Act.

          (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c) |_| Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

          (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

          (e)   |_| An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


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

          (g) |_| A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

          Mr. Tisch has sole voting power and sole dispositive power as to 512,300 shares of Common Stock, which include 350,000 shares held by Mentor Partners, L.P. and 68,400 shares held by TowerView LLC. Based upon a total of 10,058,589 shares reported as outstanding by the Issuer as of October 31, 2002, the percentage of outstanding Common Stock owned by Mr. Tisch is 5.1%, which includes 3.5% held by Mentor Partners, L.P. and 1.6% held by TowerView LLC.

          Mentor Partners, L.P. is a Delaware limited partnership whose sole general partner is WTG & Co., L.P., a Delaware limited partnership whose sole general partner is D. Tisch & Co., Inc., a Delaware corporation. Mr. Tisch owns all of the stock of D. Tisch & Co., Inc. and is its chief executive officer and sole director. TowerView LLC is a Delaware limited liability company of which Mr. Tisch is the managing member. Accordingly, Mr. Tisch has sole voting power and dispositive power over the shares of Common Stock held by Mentor Partners, L.P. and TowerView LLC.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          N/A


                                Page 4 of 5 Pages

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          N/A

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 15, 2003


                                                    /s/ Daniel R. Tisch
                                             -----------------------------------
                                                       Daniel R. Tisch


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